FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of February 2004

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F ☑	Form 40-F ☐

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☑

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                               ]

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Apostolos Tamvakakis

(Registrant)

Date: 12th February, 2004	Apostolos Tamvakakis Deputy Governor

NATIONAL BANK OF GREECE

PRESS RELEASE

FY 2003 Results

Athens, 12/2/2004

      NATIONAL BANK OF GREECE today announced the results for the year ended 31 December 2003.

      The Group reported a net profit after tax and minority interests of €360.3 million, up 69% on the previous year. Profit before tax increased by 49%, totaling €521.0 million. Group core profit before tax reached an all time high of €374, growing by 51%. This level of core profitability for 2003 underscores the Group’s success in attaining its strategic goals and constitutes a strong base for future growth.

      All key sources of income posted improvements:

•	Group net interest income was up 9.9% year on year, exceeding €1.3 billion.

•	The Group’s net interest margin reached its highest level of the past 5 years, at 2.67%. Its uninterrupted upward trend over the past two years reflects the strategic restructuring of the Group’s asset mix via an expansion in its loan portfolio and, foremost, its retail banking portfolios.

•	Group commission income grew by 16.3% to €392.6 million compared with €337.5 million in 2002. Rapid growth was experienced in commissions linked to retail banking (up 22.6%), mutual fund management (up 33.8%) and investment banking (up 46.0%).

•	Core profitability (excluding trading gains) of the international network grew by 19%, totaling €85.9 million, notwithstanding the ongoing slide of the dollar which had an adverse translation effect on the results of the Group originating in North America. The Group’s units in SE Europe reported particularly dynamic results, doubling profit in 2003 compared with 2002. This outcome precedes the consolidation of Banca Romaneasca, acquired in October 2003, which is likely to strengthen further the profitability of the international network in the current year. These developments underline the success achieved by the Group following its strategic decision to expand in the region, with a particular focus on retail banking operations.

•	The Group’s efforts to contain operating costs contributed significantly in the overall result. Staff costs remained at the same level as in 2002 (€718.8 million), while growth in other administrative expenses was held below inflation (2.7%). This cost containment led to a marked improvement in the Group’s efficiency ratio from 71.7% to 66.2%.

      Group loans after provisions totaled €21.6 billion, up 10.5% on the previous year. All the Bank’s portfolios reported growth, with the exception of loans to the public sector.

      Retail banking continued on its dynamic growth path, which has led to a more than doubling outstanding balances over the course of the past 3 years. In 2003 retail banking loans grew at a rate of approximately 25%, and now represent more than 55% of total NBG lending, compared with 48% in 2002 and just 37% at 31 December 2000. Specifically:

•	Mortgage balances grew by 21.5% in 2003, exceeding €7.1 billion. The Bank held its market share in this sector at approximately 26% despite the larger repayments arising from its relatively more mature mortgage portfolio. This outcome was as a result of an impressive 35% growth in disbursements of new mortgages, exceeding €1.8 billion in 2003.

•	Consumer loans and credit card balances grew by 27%. In particular, consumer loan disbursements grew by 30.8% in 2003.

•	Loans to small businesses and professional experienced outstanding growth of 65%, alongside growth of 31% in the number of customers in this market segment. These figures reflect the positive response of small businesses to the Bank’s initiatives.

      Lending to medium-sized businesses grew by 19.8% in 2003, while NBG’s customer base in this market broadened substantially (up 15.6%) relative to the previous year. Lending to large corporates and shipping also exhibited improved results. Particularly, private sector corporate loans (including corporate bond issues) grew by 12% in 2003. Lending to shipping grew by 13% in dollar terms.

      The growth in the loan portfolio was accompanied by improvements in its quality as a result of both NBG’s concerted policy as well as state-of-the-art credit approval procedures and risk management policies. At 31 December 2003, net non-performing loans represented just 1.6% of total loans (2002: 2.0%) and are fully covered by various types of collateral.

      In 2003, core deposits (which represent over 72% of the Group’s deposits) grew by 4.2%, reaching €28.2 billion. This highlights the Group’s competitive advantage in funding its future growth. The Bank’s strategy to gradually replace certain types of deposits with alternative savings products has led to a 81.5% growth in Group mutual fund assets (2002: €4.2 billion, 2003: €7.7 billion), fully offsetting the decline in traditional forms of savings, such as time deposits and repos.

      This positive development led to an improvement in NBG’s market share in mutual funds from 16.7% in 2002 to 25.3% at 31 December 2003. In 2003, the response from the Bank’s customers to these alternative forms of investment led to a tenfold increase in the level of inflows into the Group’s mutual funds (2003: €3.7 billion, 2002: €312 million), while new issues of capital guaranteed products more than doubled, reaching €856 million in 2003.

2

      In 2003, in view of the adoption of International Financial Reporting Standards, the property of the Bank was revalued at its fair value (pursuant to article 15, Law 3229/2004). The appraisal was carried out by an independent international property valuer, in accordance with the requirements of IAS 16. The gain arising from the revaluation amounted to €437 million, and was partly offset against valuation losses arising in the Bank’s investment and trading portfolios of €45 million and €9 million, respectively. Following this write-down, the unrealized gain of the Group’s investment and trading portfolios, including derivatives, stood at €21.0 million and €20.1 million respectively. The balance of the revaluation gain of €383 million was taken directly to reserves, reinforcing further the Group’s equity position.

      Furthermore, in view of the adoption of the International Financial Reporting Standards, nineteen non-financial sector subsidiaries and affiliated companies were included in the Group’s Balance Sheet at 31 December 2003, under the equity method. The NBG Group now comprises all entities that are to be consolidated under IAS rules (IAS 27 and 28). The resulting goodwill of €283 million was written off directly to reserves.

      As a result, the Group’s Tier I capital ratio rose markedly to approximately 10.3% compared to 7.4% at 31 December 2002, while the total capital ratio (Tier I & II) is expected to reach 13.1% (2002: 10.4%). The strengthening of the Group’s capital adequacy will serve to support future expansion.

      The Group’s return on equity (after tax and minorities) rose from 9.4% in 2002 to 15.4% in 2003. Likewise, return on assets grew 50%, from 0.67% in 2002 to 1.01% in 2003.

      Given this improvement in Group profitability and its strong capital base, management will recommend to the AGM a dividend of €0.65 per share, compared with €0.41 (adjusted basis) in 2002. On the basis of the closing price at 31 December 2003, the annualized dividend yield is approximately 3.1%.

      The above performance combined with:

•	the growth potential in retail banking,

•	the underleveraged balance sheet, as manifested in the relatively low loans to deposits ratio,

•	the unique funding structure,

•	the leading-edge operational and technological infrastructure, and

• the leading position in the region

comprise the Group’s competitive advantage and bode well for it’s success looking forward.

3

Group income statement

	31.12.03	31.12.02	±%	4Q.03	3Q.03	±%	2Q.03	1Q.03

	€ millions
Net interest income	1,302.7	1,185.7	+9.9%	342.1	319.8	+7.0%	325.4	315.4
Dividend income	22.6	20.0	+13.0%	6.1	4.6	+32.6%	6.8	5.1
Net commission income	392.6	337.5	+16.3%	106.9	105.1	+1.7%	97.2	83.4
Other operating income	26.6	28.7	-7.3%	8.3	5.3	+56.6%	7.1	5.9

Operating income	1,744.5	1,571.9	+11.0%	463.4	434.8	6.6%	436.5	409.8
Trading gains	103.2	74.6	+38.3%	27.6	15.2	+81.6%	28.0	32.4

Total income	1,847.7	1,646.5	+12.2%	491.0	450.0	+9.1%	464.5	442.2
Staff costs	(718.8)	(717.8)	+0.1%	(177.0)	(184.2)	-3.9%	(180.7)	(176.8)
Administrative & other expenses	(320.0)	(311.6)	+2.7%	(93.8)	(77.2)	+22.7%	(72.0)	(77.0)
Depreciation	(184.2)	(150.9)	+22.1%	(50.1)	(46.7)	+7.3%	(44.0)	(43.4)
Provisions	(147.8)	(144.6)	+2.2%	(46.1)	(34.3)	+34.4%	(33.2)	(34.2)
Income from the sale of real estate	37.7	35.9	+5.0%	14.0	14.8	-5.4%	7.9	1.0
Other extraordinary income	18.3	(4.6)	—	7.8	2.8	+174.0%	8.2	(0.5)

Profit before tax & minorities	533.0	352.9	+51.0%	145.6	125.4	+16.1%	150.7	111.3
Minority interests	(12.0)	(3.1)	+287.1%	(7.1)	(3.5)	+102.9%	(2.1)	0.7

Profit before tax	521.0	349.8	+48.9%	138.5	121.9	+13.6%	148.6	112.0
Income tax	(160.7)	(136.6)	+17.6%

Group net profit	360.3	213.2	+69.0%

Group commission income

	31.12.03	31.12.02	±%	4Q.03	3Q.03	±%	2Q.03	1Q.03

	€ millions
Retail(1)	170.5	139.1	+22.6%	46.9	47.3	-0.8%	40.6	35.7
Corporate(2)	66.6	60.4	+10.3%	17.1	17.9	-4.5%	16.2	15.4
Investment banking(3)	62.9	43.1	+45.9%	18.1	18.1	—	16.9	9.8
Asset management	37.6	28.1	+33.8%	11.0	9.1	+20.9	8.9	8.6
Other(4)	100.3	103.8	-3.4%	27.5	25.7	+7.0%	24.1	23.0

Total income	437.9	374.5	+16.9%	120.6	118.1	+2.1%	106.7	92.5

(1)	Commissions on mortgages and consumer loans, credit cards, deposit account charges, and communications charges.

(2)	Commissions on corporate loans, letter of guarantee, imports-exports and corporate account charges.

(3)	Commissions on custodian services, brokerage, IPO fees, and distribution of bonds.

(4)	Commissions on money transfers, foreign exchange transactions and other intermediation.

Group trading gains

	31.12.03	31.12.02	±%	4Q.03	3Q.03	±%	2Q.03	1Q.03

	€ millions
Bond trading and hedging	40.5	77.6	-47.8%	1.2	(3.8)	—	13.7	29.4
FX trading	32.1	28.1	+14.2%	7.7	9.3	-17.2%	4.7	10.5
Equity trading	33.4	(21.8)	—	20.7	11.3	+83.2%	6.3	(4.9)
Derivatives trading	1.5	(5.6)	—	(1.2)	(0.6)	+100.0%	4.6	(1.4)
Trading expenses	(4.3)	(3.7)	+16.2%	(0.8)	(1.0)	-20.0%	(1.3)	(1.2)

Total	103.2	74.6	+38.3%	27.6	15.2	+81.6%	28.0	32.4

4

Group loans

	31.12.03	31.12.02	±yoy%

	€ millions
Portfolios:
Corporate loans	11,422.4	11,543.6	-1.0%
Lending to professionals	829.0	502.5	+65.0%
Consumer loans	1,863.5	1,398.0	+33.3%
Credit cards	1,241.3	1,046.7	+18.6%
Mortgages	7,169.9	5,900.5	+21.5%

Total loans	22,526.1	20,391.3	+10.5%
Corporate bonds	1,851.9	2,667.9	-30.6%

Total loans & corporate bonds (before provisions)	24,551.5	23,059.2	+5.5%
Provisions	(1,051.8)	(1,012.0)	+3.9%

Total loans & corporate bonds	23,499.7	22,047.2	+6.6%

Breakdown of loans:
Performing	21,114.7	18,938.1	+11.5%
Non-performing(1)	1,411.4	1,453.2	-2.9%

Total	22,526.1	20,391.3	+10.5%

Loan portfolio ratios:
NPLs/Gross loans	6.3%	7.0%
Net NPLs/Gross loans	1.6%	2.0%
Provision coverage	74.5%	70.9%

(1)	Under its accounting policies, the Bank classifies as non-performing consumer loans and credit card balances with overdue interest and/or principal for 100 days and over. Business loans and mortgages are classified as non-performing after 180 days.

Key Group ratios

	2003	2002

Net interest margin (NIM)	2.67%	2.44%
Return on average asset (ROAA)	1.01%	0.67%
Return on average equity (ROAE)	15.4%	9.4%
Efficiency (cost: income)	66.2%	71.7%
Earnings per share	€1.48	€0.88

5

(REG. No 6062/06/B/86/01)
CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2003
(In thousand euro)

	2003			2002

ASSETS
1. Cash in hand, balances with central banks			1,280,563			857,521
2. Treasury bills and other bills eligible for refinancing with central banks
(a) Treasury bills and similar securities			106,157			131,773
3. Loans and advances to credit institutions
(a) Repayable on demand		44,624			72,473
(b) Other loans and advances		5,125,618			5,771,727
(c) Reverse Repos		3,507,175	8,677,417		4,781,173	10,625,373

4. Loans and advances to customers		22,699,566			20,607,528
Less: Provisions for doubtful debts		(1,051,796)	21,647,770		(1,012,032)	19,595,496

5. Debt securities including fixed-income securities
(a) Government		14,878,288			15,167,019
(b1) Corporates		1,851,923			2,667,858
(b2) Other issuers		1,116,797	17,847,008		1,107,593	18,942,470

6. Shares and other variable-yield securities			657,578			402,441
7. Participating interests			202,696			318,051
8. Shares in affiliated undertakings			743,243			917,462
9. Intangible assets
(a) Establishment and formation expenses		20,080			7,782
(b) Goodwill		76			34,419
(c) Other intangible assets		285,353			371,934
Less: Amortisation of intangible assets		(185,174)	120,335		(134,295)	279,840

10. Tangible assets
(a) Land		622,367			289,664
(b) Buildings	844,075			556,597
Less: Depreciation of buildings	(270,414)	573,661		(236,601)	319,996

(c) Furniture, electronic & other equipment	439,775			402,249
Less: Depreciation of furniture, electronic & other equipment	(318,206)	121,569		(267,043)	135,206

(d) Other tangible assets	304,017			230,040
Less: Depreciation of other tangible assets	(122,640)	181,377		(90,313)	139,727

(e) Fixed assets under construction and advances		31,412	1,530,386		65,444	950,037

12. Own shares			179,325			168,730
13. Other assets			605,954			574,632
14. Prepayments and accrued income			292,799			331,866

TOTAL ASSETS			53,891,231			54,095,692

LIABILITIES
1. Amounts owed to credit institutions
(a) Repayable on demand		141,406			156,183
(b) Time and at notice		5,608,235			3,202,587
(c) Repos		3,911,837	9,661,478		5,613,684	8,972,454

2. Amounts owed to customers
(a) Deposits		36,817,503			37,372,073
(b) Other liabilities		171,258			198,004
(c) Repos		1,989,415	38,978,176		2,454,515	40,024,592

3. Debts evidenced by certificates
(a) Debt securities in issue		6,814			7,439
(b) Other		25,055	31,869		28,586	36,025

4. Other liabilities			1,236,046			1,403,746
5. Accrued expenses and deferred income			226,072			272,788
6. Provisions for liabilities and charges
(a) Provisions for staff pensions and similar obligations		23,686			24,779
(b) Provisions for taxation		4,745			4,880
(c) Other provisions		12,856	41,287		14,047	43,706

6A. Provisions for general banking risks			5,761			7,941
7. Subordinated liabilities			750,000			750,000
7A. Hybrid capital (BoG circular No 17/2002)			350,000			—
Shareholders’ Equity:
8. Paid-up capital		1,147,761			1,043,419
9. Share premium account		32,393			32,393
10. Reserves
(a) Statutory reserve	208,143			188,273
(b) Extraordinary reserves	140,824			119,387
(c) Tax-exempt reserves	668,774			875,207
(d) Special tax-exempt reserve of article 15 of Law 3229/2004	382,937			—
(e) Own shares reserve	283	1,400,961		1,387	1,184,254

11. Fixed asset revaluation surplus		20,472			100,760
11A. Fixed asset investment subsidy		2,700			500
12. Retained earnings		307,210			338,674
13. Consolidation differences		(446,337)			(146,886)
14. Minority interests		145,382	2,610,542		31,326	2,584,440

TOTAL LIABILITIES AND SHAREHOLDERS EQUITY			53,891,231			54,095,692

OFF-BALANCE SHEET ITEMS
1. Contingent liabilities			30,437,728			23,230,000
2. Commitments arising on sale and repurchase agreements			6,843			8,438
3. Other off-balance sheet items
(a) Items in custody and safekeeping		4,649,970			5,041,405
(b) Commitments from bilateral contracts		7,565,380			11,865,086
(c) Credit memo accounts		11,687,465	23,902,815		12,615,642	29,522,133

TOTAL OFF-BALANCE SHEET ITEMS			54,347,386			52,760,571

NOTES:

A) The consolidated financial statements of the NBG Group include National Bank of Greece S.A. and the following companies of the financial sector: 1) Atlantic Bank of New York, 2) National Bank of Greece (Canada), 3) The South African Bank of Athens Ltd, 4) National Bank of Greece (Cyprus) Ltd, 5) National Securities Company S.A., 6) “Diethniki” Mutual Fund Management S.A., 7) National Investment Company S.A., 8) “National” Mutual Fund Management S.A., 9) “Ethniki Kefalaiou” Management of Assets and Liabilities Co., 10) National Management and Organization Co., 11) “Ethniki” Leasing S.A., 12) National Regional Development Co. of Northern Greece S.A. Venture Capital, 13) NBG International Ltd, 14) NBG Finance plc., 15) National Securities Co. (Cyprus) Ltd, 16) Interlease A.D. (Sofia), 17) NBG Balkan Fund Ltd, 18) NBG Greek Fund Ltd, 19) ETEBA Bulgaria A.D., 20) ETEBA Emerging Markets Fund Ltd, 21) ETEBA Estate Fund Ltd, 22) ETEBA Venture Capital Management Company Ltd, 23) ETEBA Romania S.A., 24) “Ethniki” Venture Capital Management S.A., 25) Stopanska Banka A.D. Skopje, 26) United Bulgarian Bank A.D. Sofia, 27) ETEBA Advisory S.R.L., 28) NBG International Inc., 29) NBGI Private Equity Ltd, 30) NBG Bancassurance Insurance Brokers S.A., 31) NBG Management Services Ltd, 32) NBGI Jersey Ltd, 33) NBG Luxembourg Holding S.A, 34) NBG Luxfinance Holding S.A., 35) NBG Asset Management S.A.S., 36) NBG International Asset Management S.A.S, 37) Innovative Ventures S.A., 38) NBG Funding Ltd and 39) Banca Romaneasca S.A. Of the companies included in the consolidated financial statements as at 31.12.2002 the National Investment Company S.A., which was consolidated with the equity method of accounting, in the current period is fully consolidated. The companies referred to under items 38 and 39 were consolidated for the first time as at 31.12.2003.

B) In the financial statements of 31.12.2003 the following subsidiaries of the non-financial sector and associates are included for the first time using the equity method of accounting:1) Astir Palace Vouliagmenis S.A, 2) Ethniki Hellenic General Insurance S.A., 3) National Real Estate S.A., 4) AGET HERACLES, 5) Phosphate Fertilisers Industries S.A., 6) Kadmos S.A., 7) NBG Training Centre S.A., 8) Astir Alexandroupolis S.A., 9) Grand Hotel Summer Palace S.A., 10) ETHNODATA S.A., 11) Larko Metalourgical Company, 12) Teleindustrial S.A., 13) Eviop Tempo S.A., 14) Banking Information Systems “TEIRESIAS”,15) Hellenic Countrysites S.A., 16) Social Securities Fund Management S.A., 17) LYKOS Paperless Solutions S.A.,18) Hellenic Spinning Mills of Pella S.A. and 19) Planet Ernst & Young S.A.

C) In view of the transition to International Financial Reporting Standards, the Bank, based on the provisions of article 15 of Law 3229/2004, revalued in 2003, land and buildings to their fair values. The valuation was performed by independent qualified valuers in accordance with the provisions of International Accounting Standard 16. The revaluation surplus, which amounted to € 436 997 thousand (land € 304 191 thousand and buildings € 132 806 thousand), was partially used according to the provisions of article 15 of Law 3229/2004 to offset losses on the valuation at the lower of cost and fair value of shares and bonds of the investment and trading portfolios of € 45 028 thousand and € 9 032 thousand respectively. The remaining amount of € 382 937 thousand of the revaluation surplus is included in a special tax-exempt reserve. Subsequent to the offsetting, the revaluation surplus of the investment and trading portfolios, including positions in derivatives, amounted to € 20 969 thousand and € 20 106 thousand respectively.

D) The fixed assets of the NBG Group are free of liens or encumbrances as at 31.12.2003.

E) The total number of persons employed by the NBG Group as at 31.12.2003 was 20 752.

F) The accounting principles followed by the NBG Group have not changed since the preceding accounting period.

G) Certain items in 31.12.2002 were reclassified so as to be comparable with the corresponding items of 31.12.2003

H) The balances denominated in foreign currency have been translated into euro at the exchange rate prevailing as at 31.12.2003

I) In 2003, National Bank of Greece S.A. increased its share capital by €104 342 thousand, through capitalization of an equal amount of reserves and fixed asset revaluation surplus through the issuance of 23 187 099 new ordinary shares.

(REG. No 6062/06/B/86/01)
CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2003
(In thousand euro)

PROFIT AND LOSS ACCOUNT	2003			2002

1. Interest receivable and similar income
- Interest income on fixed-income securities	571,208			752,706
- Other interest and similar income	1,948,797	2,520,005		2,037,771	2,790,477

2. Interest payable and similar charges		(1,217,335)	1,302,670		(1,604,776)	1,185,701

3. Income on securities
(a) Shares and other variable-yield securities	9,265			9,869
(b) Participating interests	9,490			8,034
(c) Shares in affiliated undertakings	3,947	22,702		2,136	20,039

4. Commissions receivable		437,876	460,578		374,520	394,559

			1,763,248			1,580,260
5. Commissions payable			(45,298)			(36,986)

			1,717,950			1,543,274
6. Net profit on financial operations		103,192			74,602
7. Other operating income		26,578	129,770		28,684	103,286

Total income			1,847,720			1,646,560
8. General administrative expenses
(a) Staff costs
- Wages and salaries	(487,965)			(486,578)
- Social security costs	(159,875)			(158,788)
- Other charges	(70,913)	(718,753)		(72,410)	(717,776)

(b) Other administrative expenses
- Taxes and duties	(44,357)			(42,420)
- Service fees	(122,170)			(121,156)
- Other fees to third parties	(139,037)	(305,564)	(1,024,317)	(133,671)	(297,247)	(1,015,023)

			823,403			631,537
9. Fixed assets depreciation and amortisation charges		(184,224)			(150,889)
10. Other operating charges		(14,444)	(198,668)		(14,440)	(165,329)

Profit on ordinary activities before provisions			624,735			466,208
11+12. Value adjustments in respect of loans and advances and provisions for contingent liabilities and commitments			(147,780)			(144,634)

Profit on ordinary activities before tax			476,955			321,574
15. Extraordinary income		30,977			42,334
16. Extraordinary charges		(13,235)			(46,499)
17. Extraordinary profit		38,289	56,031		35,477	31,312

18. Profit before tax and minority interests			532,986			352,886
Minority interests			(11,985)			(3,067)

Profit before tax			521,001			349,819

Taxes
- Income Tax		(153,824)			(112,163)
- Other taxes not included in operating expenses		(7,320)			(9,682)
- Differences in tax obligations from previous periods		(626)			(15,307)
- Minority taxes		1,084	(160,686)		581	(136,571)

Group profit after tax			360,315			213,248

Athens, 12 February 2004

THE GOVERNOR AND CHAIRMAN	THE DEPUTY GOVERNOR	THE CHIEF FINANCIAL OFFICER	THE CHIEF ACCOUNTANT

THEODOROS B. KARATZAS	THEODOROS N. PANTALAKIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

AUDITORS’ REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders of National Bank of Greece S.A.

We performed our audit in accordance with the provisions of articles 108 and 130 of Codified Law 2190/1920 “For Societes Anonymes” of the 10th consolidated Balance Sheet, consolidated Profit and Loss Account and the related notes thereto of the National Bank of Greece S.A Group of companies for the year ended 31 December 2003. We applied the auditing procedures we considered necessary, which are in accordance with the auditing standards adopted by the Greek Institute of Certified Public Accountants, and we agreed the contents of the Directors’ Report to the General Meeting of the Shareholders with the above consolidated Financial Statements. We did not audit the financial statements of various subsidiary companies included in the consolidation, which statements reflect 1,53% of consolidated total assets and 2,49% of consolidated total income. These financial statements were audited by other certified auditors, on whose reports we have relied upon to express our opinion, to the extend they relate to the amounts included in the consolidated Financial Statements. In our opinion the above consolidated Financial Statements have been prepared in accordance with the relevant provisions of Codified Law 2190/1920, and present, in accordance with the prevailing legislation and accounting principles followed by the Bank, which are generally accepted in Greece and are consistent with those applied in the previous year, except for those disclosed under (b) and (c) of the notes to the Consolidated Balance Sheet, the asset structure, the financial position and the consolidated results of operations of all the companies included in the consolidated Financial Statements as at 31 December 2003.

Athens, 12 February 2004

Certified Public Accountants — Auditors

SPYROS D. KORONAKIS RN SOEL 10991	GEORGIOS E. KIRBIZAKIS RN SOEL 16181	GEORGIOS D. KAMBANIS RN SOEL 10761

(REG. No 6062/06/B/86/01)
FINANCIAL STATEMENTS AS AT 31 DECEMBER 2003
(In thousand euro)

ASSETS	31.12.2003			31.12.2002

1. Cash in hand, balances with central banks			985,435			665,799
2. Treasury bills and other bills eligible for refinancing with central banks:
(a) Treasury bills and similar securities			74,581			100,677
3. Loans and advances to credit institutions:
(a) Repayable on demand		24,077			27,323
(b) Other loans and advances		5,024,280			5,507,254
(c) Reverse repos		3,284,991	8,333,348		4,410,915	9,945,492

4. Loans and advances to customers		19,887,200			18,147,466
Less: Provisions for doubtful debts		(869,449)	19,017,751		(837,966)	17,309,500

5. Debt securities including fixed-income securities:
(a) Government		14,596,587			14,849,648
(b1) Corporates		1,908,595			2,543,507
(b2) Other issuers		68,195	16,573,377		38,776	17,431,931

6. Shares and other variable-yield securities			327,982			289,288
7. Participating interests			291,395			302,962
8. Shares in affiliated undertakings			1,637,024			1,543,384
9. Intangible assets
(a) Establishment and formation expenses		5,682			5,776
(c) Other intangible assets		215,525			320,593
Less : Amortisation of intangible assets		(152,456)	68,751		(117,029)	209,340

10. Tangible assets
(a) Land		566,594			258,059
(b) Buildings	632,697			435,649
Less: Depreciation of buildings	(234,775)	397,922		(211,011)	224,638

(c) Furniture, electronic & other equipment	279,537			258,784
Less: Depreciation of furniture, electronic & other equipment	(221,602)	57,935		(188,929)	69,855

(d) Other tangible assets	11,004			10,214
Less: Depreciation of other tangible assets	(7,361)	3,643		(6,664)	3,550

(e) Fixed assets under construction and advances		16,743	1,042,837		24,310	580,412

12. Own shares			283			1,387
13. Other assets			501,571			479,216
14. Prepayments and accrued income			262,429			301,895

TOTAL ASSETS			49,116,764			49,161,283

LIABILITIES
1. Amounts owed to credit institutions:
(a) Repayable on demand		115,188			160,218
(b) Time and at notice		5,487,561			3,262,500
(c) Repos		3,308,960	8,911,709		4,789,010	8,211,728

2. Amounts owed to customers:
(a) Deposits		33,289,760			33,932,708
(b) Other liabilities		154,689			176,802
(c) Repos		1,994,847	35,439,296		2,547,231	36,656,741

3. Debts evidenced by certificates:
(a) Debt securities in issue		873			1,523
(b) Other		11,867	12,740		28,586	30,109

4. Other liabilities			901,951			887,883
5. Accrued expenses and deferred income			186,324			245,054
6. Provisions for liabilities and charges:
(a) Provisions for staff pensions and similar obligations		1,513			4,260
(b) Provisions for taxation		4,250			4,763
(c) Other provisions		8,655	14,418		10,106	19,129

6A. Provisions for general banking risks			5,761			7,482
7. Subordinated liabilities			1,100,000			750,000
Shareholders’ Equity:
8. Paid-up capital		1,147,761			1,043,419
9. Share premium account		32,393			32,393
10. Reserves
(a) Statutory reserve	176,884			163,674
(b) Extraordinary reserves	70,043			108,191
(c) Tax-exempt reserves	493,592			684,087
(d) Special tax-exempt reserve of article 15 of L.3229/2004	382,937			-
(e) Own shares reserve	283	1,123,739		1,387	957,339

11. Fixed assets revaluation surplus		9,350			96,836
12. Retained earnings		231,322	2,544,565		223,170	2,353,157

TOTAL LIABILITIES			49,116,764			49,161,283

OFF- BALANCE SHEET ITEMS
1. Contingent liabilities			29,931,178			23,001,933
3. Other off-balance sheet items
(a) Items in custody and safekeeping		2,624,243			2,496,433
(b) Commitments from bilateral contracts		7,268,876			11,668,587
(c) Credit memo accounts		11,289,896	21,183,015		11,811,796	25,976,816

TOTAL OFF- BALANCE SHEET ITEMS			51,114,193			48,978,749

NOTES:

1.	In 2003, National Bank of Greece S.A. increased its share capital by €104 342 thousand, through capitalization of an equal amount of reserves and fixed asset revaluation surplus through the issuance of 23 187 099 new ordinary shares.

2.	In view of the transition to International Financial Reporting Standards, the Bank, based on the provisions of article 15 of Law 3229/2004, revalued in 2003, land and buildings to their fair values. The valuation was performed by independent qualified valuers in accordance with the provisions of International Accounting Standard 16. The revaluation surplus, which amounted to € 436 997 thousand (land € 304 191 thousand and buildings € 132 806 thousand), was partially used according to the provisions of article 15 of Law 3229/2004 to offset losses on the valuation at the lower of cost and fair value of shares and bonds of the investment and trading portfolios of € 45 028 thousand and € 9 032 thousand respectively. The remaining amount of € 382 937 thousand of the revaluation surplus is included in a special tax-exempt reserve. Subsequent to the offsetting, the revaluation surplus of the investment and trading securities portfolios, including positions in derivatives, was equally increased from € 20 915 thousand and € 1 914 thousand to € 65 943 thousand and € 10 946 thousand respectively.

3.	The fixed assets of the Bank are free of liens or encumbrances as at 31.12.2003.

4.	The total number of persons employed by the Bank in Greece and abroad as at 31.12.2003 was 14 631.

5.	The financial statements of the Bank as at 31.12.2003 include the financial position of its affiliated companies “Hellenic Hotel Tourist and Consulting Enterprises S.A.”, “Société Nationale Consultante Fonciére et Touristique S.A.” and “Olympias Tourism Hotels S.A.”, which merged with the Bank through absorption on 30.9.2003, in accordance with the provisions of Law 2166/1993. The absorptions were legally approved up to 31.12.2003.

6.	Certain items in the financial statements of 31.12.2002 were reclassified in order to be comparable with the corresponding items in the financial statements of 31.12.2003.

7.	According to the four-digit codification of National Industry Classification Code (NICC), the total revenues of the Bank are classified under caption 651.9 “Activities of other intermediary monetary organisations”.

8.	In 2003, the remaining half of merger differences, amounted to € 127 747 thousand, as well as the total merger differences which resulted from the absorption of the companies referred to under note (5), amounted to € 13 471 thousand, were set off against tax exempt reserves, pursuant to the provisions of article 29 of Law 3091/2002.

(REG. No 6062/06/B/86/01)
FINANCIAL STATEMENTS AS AT 31 DECEMBER 2003
(In thousand euro)

PROFIT AND LOSS ACCOUNT	31.12.2003			31.12.2002

1. Interest receivable and similar income:
- Interest income on fixed-income securities	519,997			696,433
- Other interest and similar income	1,683,795	2,203,792		1,787,498	2,483,931

2. Interest payable and similar charges		(1,132,023)	1,071,769		(1,509,940)	973,991

3. Income on securities:
(a) Income on shares and other variable-yield securities	2,958			7,998
(b) Income on participating interests	9,361			8,034
(c) Income on shares in affiliated undertakings	21,250	33,569		18,435	34,467

4. Commissions receivable		302,575	336,144		266,672	301,139

			1,407,913			1,275,130
5. Commissions payable			(72,587)			(52,580)

			1,335,326			1,222,550
6. Net profit on financial operations		72,762			88,019
7. Other operating income		16,324	89,086		13,948	101,967

			1,424,412			1,324,517
8. General administrative expenses:
(a) Staff costs
- Wages and salaries	(399,091)			(398,401)
- Social security costs	(148,407)			(148,063)
- Other charges	(55,185)	(602,683)		(57,241)	(603,705)

(b) Other administrative expenses
- Taxes and duties	(34,860)			(33,565)
- Service fees	(86,595)			(81,480)
- Other fees to third parties	(100,999)	(222,454)	(825,137)	(98,695)	(213,740)	(817,445)

			599,275			507,072
9. Fixed assets depreciation and amortization charges		(83,146)			(77,911)
10. Other operating charges		(13,817)	(96,963)		(13,636)	(91,547)

Profit on ordinary activities before provisions			502,312			415,525
11+12. Value adjustments in respect of loans and advances and provisions for contingent liabilities and for commitments			(127,500)			(116,000)

Profit on ordinary activities before tax			374,812			299,525
15. Extraordinary income		13,107			21,366
16. Extraordinary charges		(11,600)			(43,665)
17. Extraordinary profit		32,402	33,909		19,506	(2,793)

18. Profit (before tax)			408,721			296,732

APPROPRIATION ACCOUNT			31.12.2003			31.12.2002

Profit before tax			408,721			296,732
Add: Prior years’ retained earnings brought forward			218,647			202,936
Less: Prior years’ tax differences			(56)			(14,690)
Add: Distributable reserves			1,104			-

			628,416			484,978
Less:
1. Income tax			(114,874)			(80,616)
2. Other taxes not included in operating expenses			(5,364)			(9,131)

Distributable profit			508,178			395,231

Appropriation of profit:
1. Statutory reserve			13,107			9,615
2. Statutory dividend			87,164			58,983
2a. Additional dividend			78,619			45,358
3. Reserve of compensated state expropriations			9,510			-
6. Tax-exempt reserves			2,264			638
6b. Specially taxed reserves			71,142			52,745
7. Board of Directors’ fees			50			22
7a. Staff bonus			15,000			4,700
8. Retained earnings carried forward			231,322			223,170

			508,178			395,231

Athens, 12 February 2004

THE GOVERNOR AND CHAIRMAN	THE DEPUTY GOVERNOR	THE CHIEF FINANCIAL OFFICER	THE CHIEF ACCOUNTANT

THEODOROS B. KARATZAS	THEODOROS N. PANTALAKIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

AUDITORS’ REPORT
To the Shareholders of National Bank of Greece S.A.

We have audited the Financial Statements and related notes thereto of the National Bank of Greece S.A. for the year ended 31 December 2003. As part of our audit, we also considered the results of operations of the branches of the Bank. Branches located outside Greece, were audited by local auditors. Our audit was conducted in accordance with the provisions of Article 37 of Codified Law 2190/1920 “For Societes Anonymes” and the auditing procedures we considered necessary, in accordance with the auditing standards adopted by the Greek Institute of Certified Public Accountants. The books and records of the Bank were made available and we were provided with all necessary information and clarifications we requested. The Bank has complied with the provisions of the Greek Chart of Accounts for Banks, except for the matters that relate to the implementation of Article 29 of Law 3091/2002 and Article 15 of Law 3229/2004. There was no change in the accounting policies compared with those of the previous year except for the matter disclosed under note (2) to the Balance Sheet. We agreed the contents of the Board of Director’s Report to the General Meeting of the shareholders with the Financial Statements. The notes to the Financial Statements include the information required by par. 1 Article 43a and Article 129 of Codified Law 2190/1920. In our opinion, the above Financial Statements and notes thereto, which derive from the Bank’s books and records present the asset structure, the financial position of the Bank as at 31 December 2003 and the results of its operations for the year then ended, in accordance with the prevailing legislation and the accounting principles generally accepted in Greece, and are consistent with those applied in the previous year, except for the matter disclosed under note (2) to the Balance Sheet.

Athens, 12 February 2004
CERTIFIED PUBLIC ACCOUNTANTS-AUDITORS

SPYROS D. KORONAKIS	GEORGIOS E. KIRBIZAKIS	GEORGIOS D. KAMBANIS
Reg. No 10991	Reg. No 16181	Reg. No 10761